Sub-Item 77C: Matters submitted to a vote of security holders

(a) Special Meeting of Shareholders held April 22, 2016

(b) N/A

(c) The matters voted upon at the meeting included:

(1) Approval of a Plan of Liquidation with respect to Transparent Value Directional Allocation VI Portfolio.

Votes for: 816,657
Votes against/abstentions: 12,885

(d) N/A